FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:    June 17, 2005

TRICOM, S.A.

(Translation of registrant’s name into English)

Avenida Lope de Vega No. 95, Santo Domingo, Dominican Republic
(Address of principal executives offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The press release on June 17, 2005, a copy of which is attached as Exhibit 99.1, is incorporated by reference into this
Form 6-K.

Exhibits.

The following exhibit is filed with this report:

99.1 -  Press Release, dated June 14, 2005, of TRICOM, S.A.

[Signature on following page.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRICOM, S.A

Dated: June 20, 2005	By:	/s/ HECTOR CASTRO NOBOA
Hector Castro Noboa
Chief Executive Officer

Exhibit Index

99.1 -  Press Release, dated June 17, 2005, of TRICOM, S.A.